SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of April, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




              RYANAIR'S CUSTOMER SERVICE STATISTICS FOR MARCH 2003


Ryanair, Europe's No.1 low fares airline, today (Tuesday, 8th April 2003) released its customer service statistics for March 2003. Ryanair, as part of its Customer Charter, is committed to publishing customer service statistics each month, unlike high fare's airlines that are reluctant to reveal their own performance figures.

91% of all Ryanair's 11,046 flights during March03 arrived on time. Again, no other European airline is delivering this type of performance, month after month.

Ryanair is setting the standard as the No.1 on-time airline beating easyjet in 27 of the last 30 weeks.

Complaints per 1,000 passengers registered at less than 1 complaint for the month of March, at 0.95 complaints.

Misled baggage per 1,000 passengers registered an improvement on February to
0.60 mis-led bags.


PASSENGER STATISTICS - MARCH 2003                    2002                2003
On-time flights                                      84%                  91%
Complaints per 1,000 pax                             0.89                0.95
Baggage complaints per 1,000 pax                     0.80                0.60

Complaints answered with 7 days                      n/a                 100%

As part of Ryanair's commitment to customer service, and as stipulated in Ryanair's Passenger Charter, we respond to our customers complaint, baggage and refund letters within 7 working days. Easyjet will endeavour to get a written response back to customers in 20 working days, and the high fares airlines average 28 days.

For full details of Ryanair's industry leading customer service commitments, take a look at our Customer Service Charter on: www.ryanair.com/charter/ commitment.





RYANAIR/EASYJET PUNCTUALITY COMPARISONS:
               Week Ending         Ryanair             easyJet                 Ryanair
                              On Time    W. 60   On time     W. 60             Position
1.                08-Sep        79%       97%      70%        92%                 1
2                 15-Sep        77%       97%      75%        93%                 1
3                 22-Sep        84%       98%      83%        97%                 1
4                 29-Sep        85%       98%      78%        93%                 1
5                 06-Oct        89%       99%       Not Published                 1
6                 13-Oct        87%       99%      84%        94%                 1
7                 20-Oct        84%       99%      80%        96%                 1
8                 27-Oct        78%       95%      68%        90%                 1
9                 03-Nov        86%       98%      81%        95%                 1
10                10-Nov        89%       99%      82%        95%                 1
11                17-Nov        87%       98%      79%        93%                 1
12                24-Nov        85%       97%      86%        97%                 2
13                01-Dec        84%       96%      80%        93%                 1
14                08-Dec        87%       98%      83%        97%                 1
15                15-Dec        75%       95%      78%        96%                 2
16                22-Dec        65%       90%      83%        94%                 2
17                29-Dec        83%       97%      75%        94%                 1
18                06-Jan        81%       97%      72%        92%                 1
19                12-Jan        84%       98%      76%        92%                 1
20                19-Jan        93%       99%      86%        97%                 1
21                26-Jan        97%       99%      88%        98%                 1
22                02-Feb        81%       94%      64%        84%                 1
23                09 Feb        90%       98%      63%        85%                 1
24                16 Feb        89%       99%      73%        92%                 1
25                23-Feb        86%       96%      72%        90%                 1
26               02- Mar        91%       99%      79%        96%                 1
27                09-Mar        88%       97%      81%        96%                 1
28                16-Mar        94%       99%      86%        97%                 1
29               23-March       86%       94%      82%        94%                 1
30               30-March       93%       98%      78%        94%                 1

Ends:                  Tuesday, 8th April 2003

For further information:

                      Paul Fitzsimmons @ Ryanair    Pauline McAlester @ Murray
                                                    Consultants
                      Tel: 00 353 1 8121228         Tel: 00 353 1 4980300


END


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 April 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director